Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
of the Securities Exchange Act of 1934

Subject Company:
ABN AMRO Holding N.V.
Commission File Number: 001-14624

Barclays PLC Churchill Place 1 Canary Warf, E14 5 HP London, United Kingdom

Attention: Mr John Varley, Group Chief Executive

Dear Sirs

Merger Protocol Amendment Letter

We refer to the merger protocol that was made on 23 April 2007 between:

(i)
ABN AMRO Holding N.V., a public limited liability company, duly incorporated and validly existing under the laws of The Netherlands, having its registered office at Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands ("ABN AMRO"); and

(ii)
Barclays PLC, a public limited liability company, duly incorporated and validly existing under the laws of England, having its registered office at 1 Churchill Place, Canary Wharf, E14 5HP, London, United Kingdom (“Barclays ”);

in connection with an intended public offer for all outstanding shares in the capital of ABN AMRO, as amended from time to time (the “Merger Protocol”). Unless the context provides otherwise, capitalised terms used herein shall have the meaning assigned thereto in the Merger Protocol. On 20 July 2007 you made a revised proposal and at that time neither of us wished to terminate the Merger Protocol. We therefore agreed by letter of 23 July 2007 (the “FirstAmendment Letter”) to certain amendments of the Merger Protocol to accommodate our review of the revised offer and to facilitate the announcement of your revised offer to the markets by open of business on 23 July 2007. In light of present circumstances, the ABN AMRO Boards, after having considered the advice of outside legal counsel and financial advisors, acting in good faith and observing their fiduciary duties, have concluded not to continue to recommend the Offer for acceptance to the shareholders of ABN AMRO at this stage, whilst the ABN AMRO Boards continue to support the Offer. We have agreed that neither of us at this time wishes to terminate the Merger Protocol and/or claim payment of the break fee as contemplated by the Merger Protocol.

Upon your countersignature of this letter agreement (the "Second Amendment Letter"), we hereby mutually agree as follows:

1.	Placement of Press Release / Filing of 14D-9

1.1
Before opening of trading on Eurolist by Euronext Amsterdam and the London Stock Exchange on 30 July 2007, the press release attached hereto as Annex A (the “ABN AMRO Press Release”) which has been notified to the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) (the "AFM") and of which the AFM has confirmed it has no further comments, will be issued by ABN AMRO.

1.2	In the course of 30 July 2007, ABN AMRO shall file a Schedule 14D-9 with the SEC in accordance with the draft thereof attached hereto as Annex B.

1.3
Before opening of trading on Eurolist by Euronext Amsterdam and the London Stock Exchange on 30 July 2007, the press release attached hereto as Annex C (the “Barclays Press Release”) which has been notified to the AFM and of which the AFM has confirmed it has no further comments, will be issued by Barclays.

2.	Amendment of the Merger Protocol

2.1	Certain provisions of the Merger Protocol will be amended as set out herein below:

2.1.1	Recital (K) of the Merger Protocol shall be amended to read as follows:

"(K) ABN AMRO's management board ("Management Board") and ABN AMRO's supervisory board ("Supervisory Board", and together with the Management Board, the "ABN AMRO Boards"), decided on 22 April 2007 to enter into this Merger Protocol and to unanimously recommend the initial Offer to ABN AMRO's shareholders. On 27 July 2007 ABN AMRO Boards, after having considered the advice of outside legal counsel and financial advisors, acting in good faith and observing their fiduciary duties, concluded not to continue to recommend the Offer for acceptance to the shareholders of ABN AMRO from a financial point of view, but to continue to support the Offer. The board of directors of Barclays (the "Barclays Board") has decided to enter into this Merger Protocol and to unanimously recommend the Merger to Barclays shareholders;

2.1.2	Recitals (L) and (M) of the Merger Protocol and the references thereto in Clause 1.14 of the Merger Protocol shall be deleted.

2.1.3	The text of paragraph (i) in Clause 1.2 shall be amended to read as follows:

"(i) 2.13 Barclays Shares for each Ordinary Share (the "Ordinary Share Exchange Ratio") and an amount of EUR 13.15 in cash for each Ordinary Share (the "Ordinary Share Cash Consideration", and together with the Ordinary Share Exchange Ratio, the "Ordinary Share Consideration") and 0.5325 Barclays ADSs for each ABN AMRO ADS (the "ADS Exchange Ratio") and such amount in USD, based on the conversion of the Euro consideration to which holders of ABN AMRO ADSs are entitled, net of any applicable fees and expenses, into USDs at the average exchange rate obtainable by The Bank of New York, the ADS exchange agent, calculated over the five business days prior to the date the cash consideration is received by the ADS exchange agent for delivery in respect of such ABN AMRO ADSs in cash for each ABN AMRO ADS (the "ADS Cash Consideration", and together with the ADS Exchange Ratio, the "ADS Consideration") in each case tendered pursuant to the Offer (Barclays Shares, including Barclays Shares represented by Barclays ADSs, to be offered pursuant to the Offer, the "Consideration Shares");"

2.1.4	Clause 1.7 of the Merger Protocol shall be amended to read as follows:

"1.7 The Offer Document shall, amongst others, contain (i) a full description of the envisaged transaction structure, (ii) a description of the undertakings contained in Clauses 3 and 7 and (iii) the ABN AMRO Boards Position."

2.1.5	Clauses 4.1 and 4.2 of the Merger Protocol shall be amended to read as follows:

	"4.	ABN AMRO Boards Position / Recommendation of Competing Offer

	4.1	ABN AMRO confirms that the ABN AMRO Boards have unanimously resolved to approve the entering into of this Merger Protocol.

4.2
Subject to Clause 12.2 and the need to observe their fiduciary duties, and act accordingly as contemplated in Clause 14, none of the members of the ABN AMRO Boards (a) shall make any contradictory Public Statement as to their position with respect to the Offer that would constitute a significant change in the nature of the ABN AMRO Boards Position as an expression of support of the strategic benefits of the combination with Barclays (a "Contradictory Public Statement"), or (b) shall make any Public Statement recommending any Alternative Proposal relating to ABN AMRO, as defined in Clause 11.2, unless (i) ABN AMRO has consulted with Barclays about such statement prior to it being made public, or (ii) ABN AMRO or Barclays has terminated this Merger Protocol in accordance with Clause 13, Clause 14 or Clause 19. The sole remedy for breach of this Clause 4.2 is set forth in Clause 19.4 and 19.6."

2.1.6	Clause 4.5 of the Merger Protocol shall be amended to read as follows:

"4.5
The Parties agree that the Offer Document, the Prospectus, the Class 1 Circular, the Registration Statement, Schedule TO and Schedule 14D-9 will include the ABN AMRO Boards Position and will state that the Barclays Board unanimously recommend the Offer, subject to such recommendation not having been withdrawn in accordance with the terms of this Merger Protocol."

2.1.7	Clauses 7.7 and 7.9 of the Merger Protocol shall be deleted.

2.1.8	Clause 12.2 of the Merger Protocol shall be amended to read as follows:

"12.2 In the event that the ABN AMRO Boards determine that they intend to recommend the Competing Offer:

12.2.1 ABN AMRO shall promptly inform Barclays in writing (such information in writing hereinafter the "Notice") thereof, and shall confirm in the Notice that the Boards intend, acting in good faith and observing their fiduciary duties under applicable law and in the absence of a Revised Offer as described in 12.2.2 below, to recommend the Competing Offer for ABN AMRO, which Notice shall have attached the most current written version of such Competing Offer;

12.2.2 Barclays shall have 5 (five) Business Days following the date on which it has received the Notice to communicate to the ABN AMRO Boards a revision of the Offer ("Revised Offer");

12.2.3 Provided that (i) ABN AMRO acts and has at all times acted in accordance with Clauses 11, 12.2.1 and 12.2.2 and (ii) either (a) Barclays fails to communicate a Revised Offer within 5 (five) Business Days after having received the Notice or (b) the ABN AMRO Boards reaffirm to Barclays in writing at the end of such period, after taking into account any Revised Offer, acting in good faith and observing their fiduciary duties under applicable law, that the ABN AMRO Boards intend to recommend the Competing Offer, each of ABN AMRO and Barclays shall be entitled to terminate this Merger Protocol with immediate effect, without prejudice to Clause 19, and the ABN AMRO Boards may recommend the Competing Offer; and

12.2.4 If Barclays has communicated a Revised Offer to the ABN AMRO Boards in accordance with Clause 12.2.2 and the ABN AMRO Boards decide  not to recommend the Competing Offer, ABN AMRO shall notify the third party proposing the Competing Offer that it does not intend to recommend such Competing Offer and publicly announce the terms of the Revised Offer which shall be publicly recommended by the ABN AMRO Boards. ABN AMRO and Barclays shall not be permitted in such circumstances to terminate this Merger Protocol and ABN AMRO and Barclays and each of the members of the ABN AMRO Boards and the Barclays Board shall continue to be bound by their respective rights and obligations of this Merger Protocol, including in relation to any other Competing Offer."

2.1.9	Clause 19.4 of the Merger Protocol shall be amended to read as follows:

"19.4 Barclays may terminate this Merger Protocol with immediate effect if any member of the ABN AMRO Boards makes any Contradictory Public Statement or makes any Public Statement recommending any Alternative

Proposal in relation to ABN AMRO, unless the ABN AMRO Boards shall have reaffirmed by way of a public announcement the ABN AMRO Boards Position and that the ABN AMRO Boards do not recommend any Alternative Proposal as soon as possible, but in any event within 24 (twenty four) hours after ABN AMRO or Barclays has become aware of any such Public Statement referred to above."

2.1.10	The following text shall be added beneath the text of the Offer Condition set out under 1.8 in Schedule 2 (Offer Conditions):

"and (a) all such Authorisations remain in full force and effect, (b) no such Authorisations are subject to any material term or material condition which has not been fulfilled or satisfied."

2.1.11	The definition of "ABN AMRO Boards Recommendation" in Schedule 4 shall be amended to read as follows:

"ABN AMRO Boards Position means the opinion (gemotiveerde standpuntbepaling) of the Management Board and Supervisory Board in respect of the Offer as announced on 30 July 2007 by way of the ABN AMRO Press Release attached as Annex A as adjusted from time to time by ABN AMRO without such adjustments individually or jointly constituting a Contradictory Public Statement."

2.1.12
Any reference in the Merger Protocol to "ABN AMRO Boards Recommendation" or recommendation of the Offer by the ABN AMRO Boards shall be deemed to be a reference to "ABN AMRO Boards Position" to the extent consistent with the terms of this Second Amendment Letter, and without prejudice to Clause 3.2 below.

3.	Pe-Offer Conditions

3.1	Barclays hereby agrees to waive Pre-Offer Condition 1.1 (irrevocable undertakings).

3.2	The Pre-Offer Condition set out in 1.29 under Schedule 1 shall be rolled-over as an Offer Condition and shall be added as Offer Condition set out under 1.23 in Schedule 2, and shall read as follows:

1.23 Before the Closing Date, the ABN AMRO Boards having confirmed in writing, and having made an appropriate press release confirming, their unanimous recommendation of the Offer for acceptance by the holders of ABN AMRO Shares and the ABN AMRO ADSs."

3.3	For purposes of Clause 6 of the Merger Protocol, the Offer Condition set out in Clause 3.2 above shall be for the sole benefit of Barclays. The first sentence of Clause 6.3 and the last sentence of Clause 6.2 are not applicable to the Offer Condition set out in Clause 3.2 above.

4.	Supplemental Provisions

4.1
ABN AMRO shall be entitled (i) to engage in discussions or negotiations with the consortium consisting of Royal Bank of Scotland plc, Fortis S.A./N.V. and Banco Santander Central Hispano, S.A. (the "Consortium") and (ii) subject to Clause 11.6 of the Merger Protocol, to provide the Consortium with Confidential Information, without ABN AMRO having to notify Barclays that the ABN AMRO Boards have concluded that the offer published by them on 20 July 2007 would be reasonably likely to constitute or develop into a Competing Offer.

4.2	Clause 3.1 of the First Merger Protocol Amendment Letter is hereby replaced with the following:

"The Parties hereby agree that the ABN AMRO Boards Position shall be included in the Offer Document, the Prospectus, Registration Statement, Schedule TO, Schedule 14D-9 or related communication to be published by Barclays."

4.3	This Second Amendment Letter replaces the provisions of sections 3.2 through 3.4 of the Amendment Letter.

4.4
It is recognised and accepted that each of China Development Bank and Temasek shall have the right to nominate a non-executive director for appointment to the Barclays Board effective after consummation of the Offer. Parties recognise and accept that if such directors are appointed, this would result in an expansion of the Barclays Board from nineteen (19) directors, as envisaged by Clause 3.1 of the Merger Protocol, to twenty-one (21) directors, including sixteen (16) non-executive directors. In the event that the number of directors of the Barclays Board shall in the two years following the consummation of the Offer be reduced, the pro rata representation of directors nominated by ABN AMRO and of directors nominated by Barclays shall remain the same.

4.5	The Parties confirm that the employee consultation and information procedures as set out in the Pre-Offer Condition 1.14 under Schedule 1 of the Merger Protocol have been completed.

4.6
For the avoidance of doubt, Barclays and ABN AMRO shall continue to cooperate with each other in preparing the Offer Document, the Prospectus, Registration Statement, Schedule TO, Schedule 14D-9 or related communications and Barclays and ABN AMRO shall in accordance with Clauses 1.5 to Clause 1.16 of the Merger Protocol continue to take responsibility for information included in these publications that is provided by any of them. Any press release, the Offer Document, the Prospectus, Registration Statement, Schedule TO, Schedule 14D-9 or related communication to be published by Barclays or ABN AMRO shall continue to describe the proposed transaction as a "merger" between ABN AMRO and Barclays.

4.7
The Parties acknowledge that under the existing Merger Protocol, withdrawal of the recommendation of the Offer by the ABN AMRO Boards results in a right for Barclays to terminate the Merger Protocol and to receive immediate payment of EUR 200 million by way of compensation for loss and damages suffered. In view of the wish of the Parties not to terminate the Merger Protocol and in view of the continued support of the ABN AMRO Boards, Barclays agrees to defer the collection of the above sum until any public announcement is made by Barclays by way of a press release that the Merger Protocol is terminated in accordance with its terms (whether or not the Offer has been launched), in which case ABN AMRO shall pay the above sum within 48 hours after Barclays has made such announcement, provided that Barclays shall not have a right to receive payment of this sum: (a) in case the Offer has been declared unconditional; or (b) in case ABN AMRO announces following the date of this Second Amendment Letter that the ABN AMRO Boards renew the recommendation of the Offer and, during the currency of that recommendation, Barclays subsequently announces that the Merger Protocol is terminated in accordance with its terms without the Offer having been declared unconditional (whether or not the Offer has been launched). Clause 20.9 of the Merger Protocol applies to any payment of the above sum of EUR 200 million. Barclays shall be entitled to assign any and all rights under this Clause to Barclays Bank PLC. This Clause 4.7 is without prejudice to Barclays' other rights under Clause 19.6 of the Merger Protocol, provided that the sum of EUR 200 million as referred to in Clause 19.6 of the Merger Protocol shall be payable only once. Likewise the sum of EUR 200 million as referred to in Clause 19.7 shall be payable only once.

4.8
The entering into of this Second Amendment Letter shall, other than as explicitly agreed in this Second Amendment Letter, not affect any accrued rights and obligations under the Merger Protocol prior to the entering into of this Second Amendment Letter

5.	Governing law and disputes

This Second Amendment Letter is governed by, and shall be construed in accordance with, the laws of The Netherlands. The provisions of Clause 22 (Governing Law And Disputes) of the Merger Protocol shall apply to this letter as if incorporated herein.

Please confirm that you agree to the provisions of this Second Amendment Letter by signing and dating where indicated below on a copy of this letter and returning it to us. This Second Amendment Letter may be executed in any number of counterparts, each of which when executed and delivered shall be an original but all counterparts together constitute one and the same instrument.

Signed for and on behalf of

BARCLAYS PLC

/s/ John Varley
By: John Varley
Title: Chief Executive Officer
Place: London

Signed for and on behalf of

ABN AMRO HOLDING N.V.

/s/ Rijkman Groenink	/s Huibert Boumeester
By: Rijkman Groenink	By: Huibert Boumeester
Title: Chairman of the Managing Board	Title: Chief Financial Officer
Place: Amsterdam	Place: Amsterdam

ANNEX  A  - ABN AMRO PRESS RELEASE

Amsterdam, 30 juli 2007

ABN AMRO – Offer Update

The Managing and Supervisory Boards of ABN AMRO (the “Boards”), in their respective meetings on 26 and 27 July 2007, discussed the Consortium offer and the proposed Barclays offer (each an “Offer”, together, the “Offers”) with a view to coming to a reasoned position on both Offers taking into account the best interest of the Company’s shareholders and other stakeholders. In doing so, the Boards assessed each Offer in the context of the following elements:

1.	Interest of shareholders and other stakeholders

•
Shareholders: the current value of the Offers, the mix of consideration, the degree of sensitivity, as appropriate, of the value of the Offers to the offerors’ share prices, proposed synergies and ABN AMRO’s strategic vision;

•	Employees: career opportunities, commitments, any proposed gross and net redundancies and the formal advice and opinions of, as well as views expressed by, employee representative bodies;

•	Customers: service quality and continuity with regard to product offerings and business model;

•	Creditors: financial strength and long-term ratings of the ongoing businesses.

The Boards would anticipate that the DNB and other regulators, in performing their roles and making their final determinations, will discipline and monitor both offerors in the best interest of customers, creditors, the financial system and society at large.

2.	Risks associated with each proposed transaction:

•
Execution risks, including the likelihood and timing of regulatory and shareholder approvals, the wording of “Material Adverse Change” clauses and other pre-offer and offer conditions or fiduciary outs of each Offer;

•	Post –acquisition risks: where relevant, break-up and integration risks, capital adequacy and funding, legal and compliance risks and business integrity risks;

3.	Corporate Governance:

•	Where relevant, Headquarter location, Board structure and representation, likely distribution of senior and middle management positions.

Barclays Offer

Barclays announced on 23 July the proposed terms of its revised Offer.  Barclays expects to launch such Offer as soon as practicable, subject to, inter alia, regulatory approval for the Offer to be made.

The Revised Barclays Offer includes amended offer terms and has introduced a significant cash element, together with a mix-and-match alternative. The value of this offer, however, remains highly dependent on the share price performance of Barclays.

The Boards note that the proposed merger with Barclays is consistent with ABN AMRO’s previously articulated strategic vision. In addition, the strategic cooperation with China Development Bank should further enhance the growth opportunities of a potential combined Barclays/ABN AMRO group in the attractive Asian market and could result in creation of additional longer-term value for ABN AMRO shareholders.

The proposed transaction with Barclays is understood to be well on track to receive the required regulatory approvals and generally has acceptable and manageable post acquisition risks.

The Boards also took into account the positive opinion of the European Staff Council and the positive advice of the Central Works Council in respect of the proposed combination with Barclays, received by ABN AMRO as part of the consultation process. The Boards also noted the commitments made to employees and trade unions in respect of employee’s rights and respecting of existing agreements.

The approval of the shareholders of Barclays is still outstanding and currently expected at the earliest mid-September 2007.  The outcome of that vote remains uncertain at this stage.

As at the market close on 27 July 2007, the Barclays offer was at a 1.0% discount to the ABN AMRO market price and at an 8.8% discount to the see-through value of the Consortium offer.

The Boards are therefore, notwithstanding their support of the strategic benefits of the combination with Barclays, not currently in a position to recommend from a financial point of view the Barclays Offer for acceptance to ABN AMRO shareholders.

Consortium Offer

The Consortium formally launched its Offer on 21 July 2007.  The tender offer period, if not extended, is expected to end on 5 October 2007.

The current value of the Offer, with its high cash component, is attractive to the ABN AMRO shareholders. As at the market close on 27 July 2007, the Consortium offer was at a premium of 8.5% to the ABN AMRO market price and of 9.6% to the Barclays Offer’s implied value.

The Boards welcome the efforts made by the Consortium in establishing a dialogue with the ABN AMRO employee representative bodies and the commitments made to the ABN AMRO employees with respect to redundancy procedures.

The Boards have identified a number of significant risks to the Consortium offer:

1.
Whereas sources of integration risks are broadly similar to those identified for the Barclays Offer, the ABN AMRO Boards have significant unresolved questions about the proposed break-up of ABN AMRO and the proposed methodology of the Consortium to implement such a break-up (as also explained to the Consortium on 5 May and included in our press release dated 14 May 2007);

2.
Whereas Santander shareholders have already approved the proposed transaction, approvals of the shareholders of Fortis and RBS are still outstanding and expected at the earliest on, respectively, 6 August and 10 August.  The outcome of those votes remains uncertain at this stage;

3.
The approval of the proposed transaction by the Ministry of Finance and the views of the Dutch Central Bank in this respect remain uncertain, including as to timing and associated conditions of any such approval, particularly in view of the proposed break-up;

4.	The broadly defined “Material Adverse Change” clause as it is currently worded in the Consortium Offer is more onerous and uncertain than the proposed equivalent Barclays clause.

Taking the above factors into account, the Boards of ABN AMRO are not currently in a position to recommend the Consortium Offer for acceptance to ABN AMRO shareholders.

2

Conclusion

In light of the above, the Boards are not currently in a position to recommend either Offer for acceptance to ABN AMRO shareholders.  ABN AMRO will further engage with both parties with the aim of continuing to ensure a level playing field and minimising any of the uncertainties currently associated with the Offers with a view to optimising the attractive alternatives available to ABN AMRO’s shareholders.

ABN AMRO and Barclays have agreed further amendments to the Merger Protocol and the Merger Protocol, as amended, remains in effect. Under the amended merger protocol, it remains a condition for the Barclays offer that ABN AMRO recommends the Barclays offer. Additionally, ABN AMRO will be free to discuss the Consortium offer with the Consortium and its advisers. The letter effecting the amendments to the Merger Protocol will be filed with the SEC later today and will be available on the ABN AMRO website www.ABNAMRO.com.

Press contact: +31 20 6288900
IR contact: +31 20 6287835

This is an announcement pursuant to article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary statement regarding forward-looking statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. ("ABN AMRO"). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays PLC ("Barclays"); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D "Risk Factors" in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information and Where to Find it

In connection with the offer launched by the consortium of Fortis, RBS and Santander, ABN AMRO will, in the course of today, file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 advising the ABN AMRO shareholders (i) whether it recommends acceptance or rejection of such offer, expresses no opinion and remains neutral toward such offer, or is unable to take a position with respect to such offer and (ii) the reason(s) for its position with respect to such offer. The ABN AMRO boards request the ABN AMRO shareholders to defer making a determination on whether to accept or reject such offer until they have been advised of ABN AMRO’s position with respect to the offer.

3

In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays has filed with the US Securities and Exchange Commission an amendment to its Registration Statement on Form F-4 which will contain a prospectus.  Barclays expects to file with the US Securities and Exchange Commission further amendments to such Registration Statement as well as a Tender Offer Statement on Schedule TO and other relevant materials.  In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.

4

ANNEX  B  - SCHEDULE 14D-9

Incorporated herein by reference to Schedule 14D-9, as filed by ABN AMRO with the Securities and Exchange Commission on July 30, 2007.

ANNEX C - BARCLAYS PRESS RELEASE

BARCLAYS PRESS RELEASE

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

30 July 2007

Barclays Revised Offer for ABN AMRO - Update on Offer

Barclays PLC ("Barclays") notes the announcement by the Supervisory and Management Boards of ABN AMRO Holding NV ("ABN AMRO") that the proposed merger with Barclays is consistent with ABN AMRO's strategic vision and could result in the creation of additional longer term value for ABN AMRO shareholders.

The Merger Protocol signed by Barclays and ABN AMRO on 23 April 2007 has been amended to reflect the terms of the Revised Offer, and to enable it to remain in force in light of the withdrawal of ABN AMRO's formal recommendation. Under the terms of the Revised Offer, ABN AMRO ordinary shareholders will be entitled to receive:

-   2.13 New Barclays Shares and EUR13.15 in cash for every ABN AMRO ordinary share
-   0.5325 New Barclays ADSs and the dollar equivalent of EUR13.15 in cash for every ABN AMRO ADS

The cash element of the consideration is already committed at a fixed price.

The conditions to the launch of the Revised Offer, announced on 23 July 2007, include the requirement that the Boards of ABN AMRO recommend Barclays offer. Barclays has agreed to waive this pre-condition, but this will instead become a condition to the completion of the Revised Offer.

Barclays continues to make good progress with respect to the remaining pre-conditions, documentation and regulatory change of control approvals so that an announcement on the formal offer documentation being made available can be made on or before 6 August 2007. Barclays believes that its Revised Offer continues to provide the shareholders of ABN AMRO with superior long-term value.

John Varley, CEO of Barclays, said:

"We recognise that, at the current time, it is difficult for the Boards of ABN AMRO to make a clear recommendation to their shareholders. However, we are pleased to have their continuing support, and we are confident that our Revised Offer delivers the value, stakeholder benefits and certainty that will allow the Boards to support a recommendation in due course.

Combining Barclays and ABN AMRO would create a powerful force for customers and clients worldwide and a financial services organisation with a highly advantaged position in high growth markets and business sectors.  The long-term growth created through this merger will be significant and will, we believe, prove attractive to the shareholders of the new organisation."

Ends

This announcement is made in accordance with article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

Enquiries:

ANALYSTS AND INVESTORS
Mark Merson                                           +44 20 7116 5752
James S Johnson                                      +44 20 7116 2927

MEDIA
Stephen Whitehead                                   +44 20 7116 6060
Alistair Smith                                            +44 20 7116 6132

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the USA, Africa and Asia. It is one of the largest financial services companies in the world by market capitalisation. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 123,000 people. Barclays moves, lends, invests and protects money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

About ABN AMRO
Netherlands-based ABN AMRO is a leading international bank with total assets of EUR 1,054.60 bln (as at 31 March 2007). It has more than 4,500 branches in 53 countries, and has a staff of more than 107,000 full-time equivalents worldwide. ABN AMRO is listed on Euronext and the New York Stock Exchange.

For further information about ABN AMRO, please visit our website
www.abnamro.com.

Other Information

SEC Filings and this Filing: Important Information
This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

In connection with the proposed business combination transaction between ABNAMRO Holding N.V. ("ABN AMRO") and Barclays PLC ("Barclays"), Barclays has filed with the U.S. Securities and Exchange Commission ("SEC") a Registration Statement on Form F-4 ("Form F-4"), which includes a preliminary version of the Barclays offer document/prospectus.  The Form F-4 has not yet become effective.  Barclays expects that it will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials.  Following the

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Form F-4 being declared effective by the SEC, Barclays intends to mail the final offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located. Such final documents, however, are not currently available.  INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the Form F-4, the final offer document/prospectus and other filings without charge, at the SEC's website (www.sec.gov) if and when such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, if and when they are filed with the SEC.

Forward Looking Statements
This document contains certain forward-looking statements with respect to certain of ABN AMRO's and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO's and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group's future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact.

Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO's website at www.abnamro.com and Barclays website at www.barclays.comrespectively, and on the SEC's website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

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